Exhibit 99.47

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION ANNOUNCES UPDATED PRESENTATION AND PARTICPATION AT UPCOMING CONFERENCE

Calgary, Alberta, February 6, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces that Russell G. Oicle, Vice President, Exploration, will be presenting at the National Bank Financial Energy Conference on Monday, February 13, 2012 at 10:10 am (EST) to be held in Toronto, Ontario.

The Company has updated its corporate presentation in advance of this event, and a copy is now available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8